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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)



         Information Statement Filed Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*



                             Innopet Brands Corp.
              -------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
             -------------------------------------------------
                        (Title of Class of Securities)

                                  45765C 10 3
             -------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP NO.   045765C 10 3               13G                 Page 2 of 11 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Joseph Stevens & Company, Inc.
           (successor to Joseph Stevens & Company, L.P.)

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    500,014 shares of Common Stock. See Item 4.
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    500,014 shares of Common Stock.  See Item 4.

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    -0-


--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,014 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.1% of shares of Common Stock. See Item 4.
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           BD
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
CUSIP NO.   045765C 10 3               13G                 Page 3 of 11 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

            Joseph Sorbara

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    500,814 shares of Common Stock. See Item 4.
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       23,175 shares of Common Stock. See Item 4.
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    500,814 shares of Common Stock.  See Item 4.

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    23,175 shares of Common Stock. See Item 4.

--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           523,989 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.5% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
CUSIP NO.   045765C 10 3               13G                 Page 4 of 11 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

            Steven Markowitz

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    523,989 shares of Common Stock. See Item 4.
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    523,989 shares of Common Stock.  See Item 4.

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           523,989 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.5% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 5 of 11 Pages
          ---------------
-------------------------------                    -----------------------------





ITEM 1.

         (a)      Name of Issuer:

                  Innopet Brands Corp.


         (b)      Address of Issuer's Principal Executive Offices:

                  1 East Broward Boulevard
                  Suite 1100
                  Fort Lauderdale, FL  33301


ITEM 2.

         (a)      Name of Persons Filing:

                  Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz


         (b)      Address of Principal Business Office:

                  The principal business address for each of
                  Joseph Stevens & Company, Inc.
                      and Messrs. Sorbara and Markowitz is:
                  c/o Joseph Stevens & Company, Inc.
                  33 Maiden Lane
                  New York, New York  10038

         (c)      Citizenship:

                  Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens


         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").


         (e)      CUSIP Number:

                  45765C 10 3



NY1-245005.1

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 6 of 11 Pages
          ---------------
-------------------------------                    -----------------------------


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      /X /     Broker or Dealer registered under Section 15 of the
                  ---      Securities Exchange Act of 1934, as amended
                           (the "Act").  See Item 4.

         (b)      / /      Bank as defined in section 3(a)(6) of the Act.
                  --
         (c)      / /      Insurance Company as defined in section 3(a)(19)
                  --       of the Act

         (d)      / /      Investment  Company  registered  under  section
                  --       8  of  the Investment Company Act.

         (e)      / /      Investment Advisor registered under section 203 of
                  --       the Investment Advisers Act of 1940.


         (f)      / /      Employee  Benefit  Plan,  Pension Fund which is
                  --       subject   to  the   provisions   of  the   Employee
                           Retirement Income Security Act of 1974 or Endowment
                           Fund; see Rule 13d-1(b)(1)(ii)(F).

         (g)      / /      Parent Holding Company, in accordance with Rule
                  --       13d-1(b)(ii)(G).

         (h)     / /       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
                 --

ITEM 4.  Ownership.

         (a)      Amount Beneficially Owned:

                  As of November 30, 1997, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 225,000 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants are exercisable commencing on December 5, 1997. Additionally, Joseph Stevens & Company, Inc. held 7,338 shares of Common Stock and 42,676 Redeemable Warrants in its market making account on November 30, 1997. As of November 30, 1997, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Therefore, as of November 30, 1997, Joseph Stevens &
                  Company, Inc. beneficially owned 500,014 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

                  As of November 30, 1997, Mr. Joseph Sorbara owned 8,575 shares of Common Stock and 15,400 Redeemable Warrants. As of November 30, 1997, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of November 30, 1997. Based upon the foregoing, as of November 30, 1997, Mr. Sorbara beneficially owned 523,989 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

                  As of November 30, 1997, Mr. Steven Markowitz owned 8,575 shares of Common Stock and 15,400 Redeemable Warrants. As of November 30, 1997, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Additionally, Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of November 30, 1997. Based upon the foregoing, as of November 30, 1997, Mr. Markowitz beneficially owned 523,989 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

         (b)      Percent of Class:

                  As of November 30, 1997, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 500,014 shares of Common Stock, which constituted approximately 10.1% of the shares of Common Stock outstanding as of September 30, 1997 (as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997).

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 7 of 11 Pages
          ---------------
-------------------------------                    -----------------------------




                  As of November 30, 1997, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 523,989 shares of Common Stock, which constituted approximately 10.5% of the shares of Common Stock outstanding as of September 30, 1997 (as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997).

                  As of November 30, 1997, Mr. Steven Markowitz was the beneficial owner of an aggregate of 523,989 shares of Common Stock, which constituted approximately 10.5% of the shares of Common Stock outstanding as of September 30, 1997 (as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997).

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote:

                           As of November 30, 1997, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 500,014 shares of Common Stock. See Item 4(a) above. As of November 30, 1997, Joseph Sorbara had sole power to vote or direct the vote of 500,814 shares of Common Stock. See Item 4(a) above. As of November 30, 1997, Steven Markowitz had sole power to vote or direct the vote of 523,989 shares of Common Stock. See Item 4(a) above.

                  (ii) Shared power to vote or direct the vote:

                           As of November 30, 1997, Joseph Sorbara had shared power to vote or direct the vote of 23,175 shares of Common Stock held in a joint account with his spouse.

                  (iii) Sole power to dispose or to direct the disposition of:

                           As of November 30, 1997, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 500,014 shares of Common Stock. See
                           Item 4(a) above. As of November 30, 1997, Joseph Sorbara had sole power to dispose or to direct the disposition of 500,814 shares of Common Stock. See
                           Item 4(a) above. As of November 30, 1997, Steven Markowitz had sole power to dispose or to direct the disposition of 523,989 shares of Common Stock. See Item 4(a) above.

                  (iv)  Shared power to dispose or to direct the disposition of:

                           As of November 30, 1997, Joseph Sorbara had shared power to dispose or to direct the disposition of 23,175 shares of Common Stock held in a joint account with his spouse.


ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

ITEMS 7. Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 8 of 11 Pages
          ---------------
-------------------------------                    -----------------------------



ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 9 of 11 Pages
          ---------------
-------------------------------                    -----------------------------



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        December 5, 1997
                                  -----------------------------------
                                              (Date)


                                         JOSEPH STEVENS & COMPANY, INC.

                                         /s/ Joseph Sorbara
                                  -----------------------------------
                                            Joseph Sorbara
                                       Chief Executive Officer




                                             December 5, 1997
                                  -----------------------------------
                                              (Date)


                                         /s/ Joseph Sorbara
                                  -----------------------------------
                                            (Signature)


                                            Joseph Sorbara
                                  -----------------------------------
                                                (Name)


                                             December 5, 1997
                                  -----------------------------------
                                              (Date)


                                          /s/ Steven Markowitz
                                  -----------------------------------
                                            (Signature)


                                             Steven Markowitz
                                  -----------------------------------
                                                (Name)

-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 10 of 11 Pages
          ---------------
-------------------------------                    -----------------------------



                                 EXHIBIT INDEX




                                                                          Sequentially Numbered Page
Exhibit No.                         Title:                                on Which Exhibit Begins
-----------                         ------                                -----------------------

     1.          Joint Filing Agreement pursuant to Rule                             11
                 13d-1(f)(1) under the Securities Exchange
                 Act of 1934, as amended, among Joseph
                 Stevens & Company, Inc., Mr. Joseph
                 Sorbara and Mr. Steven Markowitz



-------------------------------                    -----------------------------
CUSIP NO.    45765C 10 3               13G                 Page 11 of 11 Pages
          ---------------
-------------------------------                    -----------------------------


                                   EXHIBIT 1

         Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated December 5, 1997 with respect to the issued and outstanding Common Stock of Innopet Brands Corp.
                           beneficially owned by each of the undersigned, respectively.



Dated: December 5, 1997


                                         JOSEPH STEVENS & COMPANY, INC.

                                         /s/ Joseph Sorbara
                                  -----------------------------------
                                            Joseph Sorbara
                                       Chief Executive Officer



                                         /s/ Joseph Sorabara
                                  -----------------------------------
                                           Joseph Sorbara



                                       /s/ Steven Markowitz
                                  -----------------------------------
                                        Steven Markowitz